This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES

FINANCIAL, OPERATIONS AND CORPORATE UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 2, 2020 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a Q1 financial, operations and corporate update. All dollar values are expressed in US dollars unless otherwise stated.

OVERVIEW

Corporate

•	Business continuity plans have been activated across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
•	The previously announced ~80% reduction in 2020 capital program has been fully implemented;
•	The Company has reduced monthly G&A costs across the business by ~35% through headcount reduction, universal salary rollbacks and reducing all discretionary expenditures;
•	The Company currently holds cash of $26.7 million;
•	Negotiations continue with the Egyptian government to amend, extend and consolidate the Company’s Eastern Desert concession agreements;

Production

•	Production guidance for 2020 remains unchanged at an average of 13,300 to 14,300 Boepd;
•	Production averaged ~14,965 Boepd in Q1 2020 to date (January ~15,188 Boepd, February ~15,169 Boepd and March to date ~14,551 Boepd) versus 15,345 Boepd in Q4 2019;

Operational

•	A 452 Mbbls cargo of Gharib blend crude was lifted in mid-March with proceeds (inclusive of hedging gains) of $14.6 million anticipated in April;
•	Sold ~758.5 Mbbls to EGPC in Q1 2020 for net proceeds of ~$37.3 million;
•	Drilled a Yusr development well in Egypt (HW-2A) with rig release imminent;
•	Drilled a 2-mile horizontal Cardium development well in the South Harmattan area, Canada (100/13-16-029-03W5/0) and released rig;

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q4 2019	Jan 2020	Feb 2020	Mar 2020 (to Mar 28th)	YTD Average
Egypt	12,832	12,666	12,648	12,239	12,515
Canada	2,513	2,522	2,521	2,312	2,450
Total	15,345	15,188	15,169	14,551	14,965

During the quarter, production decreased marginally due to natural declines in Egypt and Canada, with March production impacted by severe weather in Egypt and the shut-in for 13 days of the 2-20 well in Canada while drilling a well from the same location.

Please see the table entitled “Production Disclosure” at the end of this news release for the detailed constituent product types and their respective quantities measured at the first point of sale for all production amounts disclosed in this news release on a Bopd and Boepd basis.

OPERATIONS UPDATE

Arab Republic of Egypt

Western Desert – South Ghazalat (100% WI)

SGZ-6X well is producing from the Upper Bahariya reservoir at a rate restricted to a field estimated 200 - 250 Bopd light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

Eastern Desert (100% WI)

During the first quarter of 2020, the Company drilled a development oil well in the Eastern Desert at West Bakr. The HW-2A development well was drilled to a total depth of 1,639 meters.  Due to stuck pipe, only the Yusr-B reservoir was fully logged and evaluated with an internally estimated 0.3 meters of net oil pay. The other Yusr reservoirs and the upper Bakr reservoir, though all exhibiting good oil shows, were not logged at this time. HW-2A is expected to be completed in April 2020 as a producer on 5.4m of oil bearing Yusr-C reservoir observed on the mud logs. The SHAMS-2 rig will be demobilized following the HW-2A completion.

Discussions with our joint venture operating partner are ongoing to reduce operating expenditures.  Any material operating cost reductions in Egypt will require the assistance of the Company’s Egyptian joint venture partner, the Egyptian General Petroleum Corporation (“EGPC”);

Constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements have continued through the period, with both parties recognizing the attractiveness of a revised agreement to stabilize and ultimately improve investment in production, following a return to a more normalized commodity price environment.

Canada

A 2-mile Cardium development well has been successfully drilled and the rig released. Stimulation and equipping for production will await improved oil prices. By extending the well trajectory by a further 218 meters into an adjacent section, this well holds an additional 7.5 sections of land in the South Harmattan fairway. Prudently extending the well allowed TransGlobe to cost effectively secure future upside potential in South Harmattan.

The 2-mile horizontal 2-20 well, completed in Q4 2019 and de-risking the South Harmattan fairway, continues to produce at field estimated rates of 234 Boepd (197 Bopd light oil, 119 Mcf/d gas, 18 Bopd

NGL). The Company is very encouraged that production performance remains in line with Company expectations for this significant new resource play.

Crude oil prices in Western Canada have been significantly impacted by the current oversupply into the market exacerbated by the COVID-19-related demand contraction. TransGlobe’s light oil production continues to be produced at a positive field netback.  In addition, natural gas prices have been relatively strong through the first quarter averaging Cdn $1.83/MMbtu. Nonetheless, the Company is exploring all avenues with its contractors and suppliers to reduce operating costs in its Canadian operations.

CORPORATE

The Company is prudently conserving cash to proactively manage its balance sheet in the current low commodity price environment.

In addition to the previously announced 80% reduction in the 2020 capital program, the Company has undertaken a G&A cost reduction exercise across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. This also includes a rollback of non-executive director remuneration of 10%.  The Company anticipates these actions will reduce on-going monthly G&A by ~35%, but there will be non-recurring restructuring charges that will impact the Q1 and Q2 results.

The Company remains in constant communication with its lenders (Mercuria Energy Trading and ATB Financial) and does not anticipate deviating from its intended debt reduction schedule.

In this period of extreme volatility, the Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price. TransGlobe continues to be vigilant for attractive M&A opportunities.

COVID-19

The Company has had no reported cases of COVID-19 among its staff, contractors or joint venture partners. Business continuity plans have been implemented in all our locations and operations continue as normal.

Randy Neely, President and CEO comments on the year ahead:

“Along with the actions taken to reduce spending and remain solvent we are closely monitoring our liquidity and access to credit.  We have modeled the current year under current forward anticipated commodity prices, adjusting for our reduced capital plan, reduced G&A, as well as planned operating cost reductions, and remain confident that the Company will remain liquid for at least the next 12 months.

We have taken immediate and prudent action on Corporate operations to mitigate the effects caused by the impact on oil demand by COVID-19, compounded by oil oversupply resulting from the breakdown in OPEC+.  While we believe it would be easy to focus on the short term alone, that would be a mistake. The fundamentals of the energy market and its direction of increasing consumption remain unchanged in the medium and long term, and we are not alone in believing that oil and gas will continue to be major components of the energy market for many years to come. While managing our balance sheet and preserving cash are the right actions to take today to ensure the Company’s survival through these challenging times, one thing we can be sure of is the pandemic will pass, so we must also secure the long-term future of the Company for our investors. Therefore, management and the Board of Directors will continue to take the necessary steps to ensure we are positioned to grow and remain relevant to investors, through Company actions and, potentially, appropriate M&A to add resilience. Our focus will continue to be on improving the terms of our existing concessions to encourage increased investment from greater cash flows, and positively leaning into the energy transition as the market recovers.“

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to; production guidance for 2020, the use of proceeds by the Company from the sale of inventory in Q1 2020, internal estimate of net oil pay at the HW-2A development well, completion of the HW-2A development well and the timing thereof, expectations relating to the liquidity of the Company for the next twelve months; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

The Company's expectation that it will remain liquid for the next twelve months assumes, among other things, that there will be a gradual and sustained recovery of crude oil prices in the near future, that timely and anticipated crude oil liftings will occur and payments for such liftings will be made when required, that its counterparties will perform their payment Mercuria Energy Trading and ATB Financial. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba.  He is a Registered

Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

This document includes an estimate of net oil pay thickness at HW-2A development well, which estimate may be considered to be anticipated results under National Instrument 51-101. The estimate was prepared internally. The risks and uncertainties associated with recovery of resources from HW-2A development well include, but are not limited to: that the Company may encounter unexpected drilling results;the occurrence of unexpected events in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems; and other difficulties in producing petroleum reserves.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
Mbbl	thousand barrels
MMbbl	million barrels
Mbbl/d	thousand barrel per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
Mboepd	thousand barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
Bopd	barrels of oil per day
Mbopd	thousand barrels of oil per day
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
NGL	Natural Gas Liquids
MM	million

Production Disclosure

Production Summary (WI before royalties and taxes):
(Boepd)	Q4 2019	Jan – 20	Feb – 20	Mar -20 (to Mar 28th)	YTD
Egypt (Boepd)	12,832	12,666	12,648	12,239	12,515
Heavy Crude (bbl/d)	11,934	11,653	11,636	11,260	11,514
Light and Medium Crude (bbl/d)	898	1,013	1,012	979	1,001
Canada (Boepd)	2,513	2,522	2,521	2,312	2,450
Light and Medium Crude (bbl/d)	899	955	890	765	870
Natural Gas (Mcf/d)	5,395	4,992	5,125	4,853	4,987
Associated Natural Gas Liquids (bbl/d)	709	732	777	739	748
Total (Boepd)	15,345	15,188	15,169	14,551	14,965

Production Guidance
(Boepd)	Low	High	Mid-Point
Egypt (Boepd)	11,300	12,100	11,700
Heavy Crude (bbl/d)	10,396	11,132	10,743
Light and Medium Crude (bbl/d)	904	968	957
Canada (Boepd)	2,000	2,200	2,100
Light and Medium Crude (bbl/d)	672	740	706
Natural Gas (Mcf/d)	5,142	5,646	5,394
Associated Natural Gas Liquids (bbl/d)	471	519	495
Total (Boepd)	13,300	14,300	13,800

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888